

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2018

William G. Luebke
Senior Vice President and Corporate Controller
Perspecta Inc.
15052 Conference Center Drive
Chantilly, VA 20151

> **Re: Perspecta Inc.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2018**
> **File No. 333-228388**

Dear Mr. Luebke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: A. Peter Harwich